Form C-AR/A

INTRODUCTION

Slingshot USA, LLC ("Slingshot USA") is an entertainment company formed on September 14, 2021, under the laws of Delaware, as a limited liability company, with the election to be taxed as a Corporation. Our business plan is to develop, produce, distribute, market, finance, and monetize a feature-length animated film based on the biblical story of DAVID. In this sense, we are like thousands of other entertainment companies worldwide.

Slingshot USA is an entertainment company created to be owned by community fans and fellow believers. We're taking advantage of historic new equity crowdfunding laws that allow the public to invest in our Company in its earliest stages of development. With Slingshot USA, our community has the opportunity to own part of the Company, get behind the scenes, and — if we are successful — our community may share in the rewards!

For decades, Hollywood giants Pixar, Disney, and DreamWorks have demonstrated animated movies' potential to reach a massive, diverse audience and generate huge returns. Even though animation comprises a tiny percentage of all films made (11 of the top 50 grossing movies of all time are animated features), movies like Frozen (1&2), The Incredibles, Minions, and Toy Story (3&4) have all grossed over $ 1 billion. When done right, there is also a significant appetite for faith-based movies with world-class production and entertainment value. In 1998, Prince of Egypt grossed $218 million at the Box Office alone, with substantial home entertainment, music, and licensing revenues. Passion of the Christ, Heaven is For Real and I Can Only Imagine are other faith-based movies that have performed incredibly well financially, and The Chosen series (distributed by our partners Angel Studios) is a recent example of the market potential for Christian content. We believe DAVID has the potential to be a mainstream success and reach an audience from all countries and cultures while having special resonance and appeal to the faith community.

Large studios have historically dominated the cinema industry, and it is very difficult for small studios to have successful releases in the theatrical space. However, we are right in the middle of one of the greatest disruptions the world has seen in terms of how films are distributed and consumed, and we feel there is an opportunity to achieve unprecedented distribution for an independent film by first creating a movie of incredible quality, and secondly through a distribution strategy that is innovative and harnesses the incredible power of community. DAVID fills a hole in the industry; with drama, adventure, and courage to captivate beyond most faith-based films.

We founded Slingshot USA because we saw a great opportunity created by the JOBS Act. Fans hold great power in the entertainment industry. After all, we're the ones who buy the tickets, pay the subscriptions, and decide what to watch. Individually each of us is just a consumer, but when we band together we have undeniable power. Completing a major global theatrical release can feel insurmountable, but we face this giant with confidence that we "can do all things through Christ" (Philippians 4:13). And now, thanks to the disruptive new capabilities of equity crowdfunding, together we can see biblical stories told with the same quality as Disney or Pixar. The biblical story of DAVID is one of the most loved in history. DAVID's creators are bringing this story to the screen with the moving authenticity of Prince of Egypt paired with the modern animation and musical fun of Moana or Tangled.

DAVID is a major animated feature film being created for a wide audience to share the epic biblical story of DAVID with families across the world. Our vision is a cinematic masterpiece that can stand proudly alongside the most iconic films in the history of this genre. DAVID's life is one of the most compelling stories of human history and points to God in a way that challenges the image that many have of an austere, unapproachable, and distant deity. "I have found David son of Jesse, a man after my own heart" (Acts 13:22). We believe that DAVID's story is best told in the medium of animation as none other can reach a global audience of every culture, gender, age, and language in the same capacity.

FINANCIAL REPORT

Refer to Attachment A

FINANCIAL CONDITION OF THE COMPANY

Overview

Slingshot USA, LLC (the "Company") is a limited liability company organized in the state of Delaware on September 14, 2021, and made the Federal tax election to be taxed as a C corporation. The Company is partly co-owned by Slingshot Productions Limited and The Gideon Trust and does not have a finite life. Member liabilities are limited to the amount of equity contributions.

Going Concern Statement

Slingshot USA, LLC, is yet to be profitable, so we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for most startups and the reason those startups raise money.

The Company requires funding for operational, production, and advertising costs, collectively called the "Running cost," until the DAVID movie is released and generates significant revenue. The movie's release is planned, at the latest, for August 2025, and the total running cost till then amounts to $61 million. The Company has raised funding of $50.7 million and has a binding subscription agreement to call up to $10.6 million from Slingshot Productions Limited. To cover the entire $61 million Running cost, the Company must find funding for the remaining $10.6 million.

Once the Company starts earning significant revenue from the movie, it can cover the Running cost going forward.

Upcoming warrants

The Company has been issuing Preferred Units at $1 per unit since its first year of operation and continued to do so during Reg CF and Reg D. As the Company prepares to release its movie, it launched Reg A+ at a higher price of $1.25 per unit. However, given the high costs of running crowdfunding campaigns, the Company has decided to keep its Reg D issuances at $1 per unit.

Slingshot Productions Limited signed a $11 million subscription agreement in March 2023 to invest $11 million in the Company through Reg A+. Slingshot Productions Limited will subscribe at $1.25 per unit, and the Company issued (in March 2023) 2,200,000 warrants for preferred units with an exercise price of $0.01 per preferred unit to Slingshot Productions Limited. These warrants can be exercised within six months from the date of issuance.

Results of Operations

The following represents our performance highlights:

The Company is still producing DAVID and therefore no sales have been recorded to date. We do anticipate other revenue streams to start flowing in and we are optimistic that sales will grow as we approach the launch of DAVID.

Our advertising expenses rose to $973k in 2022, compared to $844k in 2021. This expense is directly linked to our crowdfunding campaigns, with our spending slightly elevated for the latter Regulation A+.

Our Company incurred professional fees in 2022. Professional fees increased to $504k from $220k in 2021. The increase is due to us operating a full year in 2022 and only a few months in 2021.

Our operating loss before tax was $1,485k in 2022, up from $1,075k in 2021. Since our Company is not generating significant revenues yet, we expect operating losses to increase year-on-year until the movie's release.

We had a net loss of $1,485k in 2022, whereas we recorded a loss of $1,075k in 2021.

Financial Position:

Our Company had cash and cash equivalents of $2,345k as of December 31, 2022, a substantial improvement from $11k as of December 31, 2021, which is due to the Company's crowdfunding campaigns. Our accounts receivable decreased to $700k in 2022 from $2,200k in 2021, which mainly relates to certain rights associated with the Young DAVID series that we sold to a distributor, payable over an agreed period. The subscription receivable of $500k as of December 31, 2022 was collected in cash on January 12, 2023. Our current assets increased from $2,211k as of December 31, 2021 to $3,580k as of December 31, 2022, mainly due to the cash inflow from our crowdfunding campaigns.

Our non-current assets increased to $22,454k as of December 31, 2022 from $19,900k as of December 31, 2021. The increase was attributable to the capitalization of the DAVID movie production costs. Our total assets increased to $26,034k as of December 31, 2022 from $22,111k as of December 31, 2021.

Our trade and other payables decreased to $37k as of December 31, 2022 from $163k as of December 31, 2021. Accounts payables to a related party decreased to $712k as of December 31, 2022 from $2,200k as of December 31, 2021, which is related to the production of the David shorts. Our short-term loan increased to $897k as of December 31, 2022 from $688k as of December 31, 2021, which related to an interest free loan for the crowdfunding advertising. Our current liabilities decreased to $1,840k as of December 31, 2022 from $3,286k as of December 31, 2021.

Our preferred and common units increased to $26,754k as of December 31, 2022 from $19,600k as of December 31, 2021 due to the crowdfunding campaigns in the 2022 financial year. Our accumulated deficit rose to $2,560k as of December 31, 2022 from $1,075k as of December 31, 2021. Our total members' equity increased to $24,194k as of December 31, 2022 from $18,524k as of December 31, 2021. Our total liabilities and members' equity increased to $26,034k as of December 31, 2022 from $22,111k as of December 31, 2021.

Overall, our Company's financial position improved in 2022, mainly driven by the successful crowdfunding campaigns and the capitalization of production costs for the DAVID movie. We anticipate sales will increase closer to the movie's launch, and we remain committed to managing our expenses effectively to ensure we achieve our financial objectives.

OPERATIONS: MANAGERS AND OFFICERS

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/full-time
Sanet Kritzinger	Co-Founder, Executive Manager	50	Appointed to an indefinite term of office in September 2021	Full-time
Osment Philip Cunningham	Co-Founder, Executive Manager	53	Appointed to an indefinite term of office in September 2021	Full-time
David Michael Brett Johnson	Executive Manager	67	Appointed to an indefinite term of office in September 2021	5 hours
Bernardus Johannes Lans	Secretary	46	Appointed to an indefinite term of office in November 2021	Full-time

Sanet Kritzinger – Co-Founder, Executive Manager

www.linkedin.com/in/sanet-kritzinger-06509210

Osment Philip Cunningham – Co-Founder, Executive Manager

www.linkedin.com/in/phil-cunningham-b2aa2519

David Michael Brett Johnson - Executive Manager

www.linkedin.com/in/thebrettjohnson

Bernardus Johannes Lans - Secretary

www.linkedin.com/in/bernarduslans

BENEFICIAL OWNERS WITH VOTING EQUITY

Name of Beneficial Owner	Address of beneficial owner	Number of Units and nature of beneficial ownership (2)	USD	Percent of class (1)
Slingshot Productions Limited **(3)**	Level 3 Alexander House 35, Cybercity, Ebene, 72201, Mauritius	25,200,000 Common Units	-	50%
		28,400,000 Preferred Units	30,600,000	76.5%
The Gideon Trust **(4)**	Charter Place, 23/27 Seaton Place St Helier Jersey JE1 1JY	25,200,000 Common Units	-	50%

Notes:

(1) Based on a total of 50,400,000 Common Units and 37,111,015 Preferred Units, which are issued and outstanding as of April, 2023.

(2) All Units are directly held.

(3) Slingshot Productions Limited is part of the A2G Group of companies, with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the A2G Managers Trust's beneficiaries.

(4) Pirunico Trustees (Jersey) Limited is the trustee of The Gideon Trust, and Osment Philip Cunningham is the beneficiary of The Gideon Trust.

ISSUER: EXPLAINER AND BUSINESS PLAN

Slingshot USA, LLC ("Company") was formed as a Delaware limited liability company on September 14, 2021.

Slingshot USA, LLC was formed to produce a feature-length animated film based on the biblical story of David. The filmmaking process starts with an idea. Inspiration for a film comes from many sources—from our in-house staff, from freelance writers or from existing literary or other works. Successful ideas are generally written up as a treatment (or story description) and then proceed to a screenplay, followed by the storyboarding process and then finally into the production process. Excluding the script and early development phase, the production process, from storyboarding to filming out the final image, for a full-length feature film can take approximately three to four years.

The Company is under contract with Miombo Enterprises (Pty) Ltd (trading as "Sunrise Productions"), a related party (see Risk Factors section above), and a computer animation studio based in Cape Town, South Africa, with respect to the development and creation of David. We have commissioned Sunrise Productions to employ a small collaborative team that are responsible for preparing storylines and ideas for the initial stages of development. The team, through a system of creative development controls, are responsible for ensuring that ideas follow the best creative path within a desired budget and schedule parameters. The complexity of the project, the background environments, the characters and all of the elements in a project create a very intricate and time-consuming process.

The development phase generally consists of story and visual development. In the pre-production phase, the script and story are further developed and refined prior to the majority of the film crew commencing work on the project. The production phase which follows can last up to two years and involves the largest number of staff. Finally, in the post-production phase, the core visuals and dialogue are in place and we add important elements such as sound effects and the music/score.

An initial demo of the DAVID movie was created and produced by Slingshot Productions Limited, a private company organized and existing under the laws of the Republic of Mauritius ("Slingshot Productions Limited"). On November 8th, 2021, Slingshot Productions Limited sold the *DAVID* movie demo, as well as all intellectual property related to the *DAVID* movie, to the Company, in exchange for 50,400,000 Common Units and 19,600,000 Preferred Units of the Company.

The Market Opportunity

For decades, Hollywood giants Pixar, Disney and DreamWorks have been demonstrating the potential of animated movies to reach a massive, diverse audience and generate huge returns. In spite of the fact that animation comprises a tiny percentage of all movies made, 11 of the top 50 grossing movies of all time are animated features. Movies like Frozen (1&2), The Incredibles, Minions and Toy Story (3&4) have all grossed over $1billion. There is also a significant appetite for faith-based movies when done right, with world-class production and entertainment value. Way back in 1998, Prince of Egypt grossed $218 million at the Box Office alone, with significant home entertainment, music and licensing revenues. Passion of the Christ, Heaven is For Real and I Can Only Imagine are other Faith movies that have performed incredibly well financially, and The Chosen series (distributed by our partners Angel Studios) is a recent example of the market potential for Christian content. We believe DAVID has the potential to be a mainstream success and reach an audience from all countries and cultures, while have special resonance and appeal to the faith community.

Narrative

David is a major animated feature film created for a wide audience to share the epic biblical story of David with families across the world. Our vision is a cinematic masterpiece that can stand proudly alongside the most iconic films in the history of this genre. *David*'s life is one of the most compelling stories of human history, and points to God in a way that challenges the image that many have of an austere, unapproachable, and distant deity. "I have found David son a Jesse, a man after my own heart" Acts 13:22 We believe that *David*'s story is best told in the medium of animation as none other has the power to reach a global audience of every culture, gender, age and language in the same capacity.

The "DAVID" movie is tentatively scheduled to be released in 2025. The total production budget is UD$54.6 million.

Slingshot USA's Projects

The Company classifies projects to fall into one of three stages:

1.   "Active Projects" are projects that have made it into production or have already been released.
2.   "Completed Projects" are Active Projects that have reached a point where we do not expect them to generate significant additional revenue.
3.   "Development Projects" are projects in development that have yet to secure a release.

Projects

Slingshot USA defines "Active Projects" as projects that are either in production or have secured a release. Any revenue generated by an Active Project is included as Project Revenue during the appropriate reporting period. If an Active Project reaches a point where we do not expect it to generate significant additional revenue, we consider it a "Completed Project."

As of April 2023, Slingshot USA has the following Completed Projects:

DAVID demo

As executive producers and equity investors in this feature film, Slingshot USA, LLC have the potential to earn revenue based on all revenue sources associated with the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a robust line of consumer products tied to the film.

As of April 2023, Slingshot USA has the following Active Projects:

DAVID

The biblical story of DAVID is one of the most loved in history. DAVID's creators are bringing this story to the screen with the moving authenticity of Prince of Egypt paired with the modern animation and musical fun of Moana or Tangled.

Our vision is a movie that delights and entertains a wide global audience while delivering a powerful spiritual impact and providing a glimpse of God's heart.

"I have found David son of Jesse, a man after My own heart" (Acts 13:22). The film is expected to release, at the latest, in August 2025.

DAVID is one of the most inspiring characters in human history. As a boy, he fought Goliath because no one else dared, and a few years later in life, his courage and faith inspired a generation of giant slayers. His greatest achievement was not defeating a giant but inspiring a nation to BELIEVE! Warrior, poet, shepherd, worshipper and king, DAVID's life is one of incredible color and energy.

This project concerns more than a shepherd boy who took on a giant. DAVID's story is among the most compelling in history. It points to God and challenges the image of an austere, unapproachable, and distant deity. DAVID portrays the possibility of a living, breathing, and transformative relationship with God. A gifted musician and songwriter, DAVID wrote half of the Psalms! What better way to portray his life than through a musical?

Grammy Award-winning Jason Halbert is the project's Executive Music Producer. For over 15 years, Jason has produced and directed for Kelly Clarkson, including The Kelly Clarkson Show.

Before teaming up with Kelly, Jason was highly successful in the Christian music industry. He started his career at 19 as a keyboardist for DC Talk before founding Sonicflood. He works alongside leading artists across the Christian and secular music industries.

Jason is joined by songwriter Jonas Myrin, who won the Grammy Award for Best Christian Song with Matt Redman. Besides his prolific writing in Christian worship, Jonas has written for mainstream artists, including Celine Dion, Nicole Sherzinger, and Andrea Bocelli.

We believe DAVID will become the most-viewed animated film of all time – an epic biblical story to delight the faith audience while drawing a broader mainstream audience.

__Production, Distribution and Advertising contracts__

The Company is under contract with Miombo Enterprises (Pty) Ltd (trading as "Sunrise Productions"), a related party (see Risk Factors section above), and a computer animation studio based in Cape Town, South Africa, with respect to the development and creation of David. We have commissioned Sunrise Productions to employ a small collaborative team that are responsible for preparing storylines and ideas for the initial stages of development. The team, through a system of creative development controls, are responsible for ensuring that ideas follow the best creative path within a desired budget and schedule parameters. The complexity of the project, the background environments, the characters and all of the elements in a project create a very intricate and time-consuming process.

The development phase generally consists of story and visual development. In the pre-production phase, the script and story are further developed and refined prior to the majority of the film crew commencing work on the project. The production phase which follows can last up to two years and involves the largest number of staff. Finally, in the post-production phase, the core visuals and dialogue are in place and we add important elements such as sound effects and the music/score.

An initial demo of the David movie was created and produced by Slingshot Productions Limited, a private company organized and existing under the laws of the Republic of Mauritius ("Slingshot Productions Limited"). On November 8th, 2021, Slingshot Productions Limited sold the David movie demo, as well as all intellectual property related to the David movie, to the Company, in exchange for 50,400,000 Common Units and 19,600,000 Preferred Units of the Company.

Angel Studios, Inc has been engaged as DAVID's exclusive worldwide distributor. The Company and Angel Studios have agreed to collaborate and mutually agree on marketing strategy, and Angel Studios agreed to fund the marketing budget up to 50% of production costs. The key terms of the distribution agreement are:
- From the first dollar earned, 9% will be paid to the Company's Torch Creation Fund, and Angel will hold 6% to cover Operations & Development Fee ("O&D") cost. This 15% combined fee will continue to be paid until the Opportunity Cost Corridor ("OCC") is reached (see below).
- The 85% revenue balance will be dedicated to recouping all Permitted Distribution and Marketing Expenses.
- After all Permitted Distribution and Marketing Expenses are recouped, the 85% balance will be paid to the Company until Production Costs have been recouped.
- After that, the OCC will commence (and the O&D Fee and Torch Creation Fund will cease). During the OCC, Angel will receive 60% of the net revenue until it has received 27.33% of the Production Cost paid to the Company. The 40% revenue balance will be paid to the Company throughout the OCC.
- Finally, after the OCC ends, the Company will receive 66.67% of further net revenue, except for revenue earned through distribution via the Angel App. The Company will be paid 56.67% of any revenue derived from the Angel App, plus an additional Bonus of approximately 10%. However, it may be higher or lower, subject to the performance of the content on the App.

MATERIAL RISK FACTORS ASSOCIATED WITH INVESTMENTS

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable movie using a production budget. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

Furthermore, as a faith-based, niche film, the potential market may be smaller than your average blockbuster. The Company desires to obtain a theatrical release (among its other methods of distribution), but we cannot guarantee this for *David*.

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including factors such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

Management will have broad discretion as to the use of the proceeds from crowdfundings'.

The Company's management will have broad discretion as to the use of the net proceeds from crowdfunding's for the purpose of producing *David*. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing *David*.

Investors will own non-voting preferred units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting preferred units. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of developing, producing and distributing *David*. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of Preferred Units to fund the development and production of *David*. If and when production of the movie commences, no assurance can be given that *David* will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a movie, and the competitive environment in which the Company intends to operate. The Company may not successfully address any or all of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single movie and the Company is unable to diversify its investment to reduce its risk of failure.

David will be the only movie that the Company produces until the release of *David* in 2025. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of *David*. As the Company will have only one asset (*David*), the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of *David* is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from *David*. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Because the film business is highly speculative, the Company may never achieve profitability.

The film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any film since the revenues derived from the production and distribution of a film primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a film also depends on the quality and acceptance of competing films and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that *David* will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view *David*. Accordingly, there is a substantial risk that *David* will not be commercially successful, in which case the Company may be unable to recoup all costs associated with the production of *David* or realize revenues or profits from the sale of *David*.

Technological advances may reduce demand for films and televisions.

The entertainment industry in general, and the motion picture and TV industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of a film.

David will be subject to the risks associated with the production and distribution of motion picture.

Although the production of a demo of *David* was completed, which was acquired by the Company from Slingshot Productions Limited, the Company cannot guarantee that production of the remaining motion picture will be successfully completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

It is also possible that COVID-19 or any other number of unexpected situations may arise that prevent the completion of the production of *David*.

David has a license agreement to distribute the movie through Angel Studio's streaming platform. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

David may not succeed if it receives unfavorable reviews.

The financial success of a motion picture, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to *David*. To the extent that *David* receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer membership units in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. *David*'s production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of *David* and cause delays, all of which may increase the cost of production of *David* and decrease the likelihood of being able to complete *David*, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than do we.

We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

We will be required to raise additional capital to fully fund our business plan and expand our operations.

Currently, we have no revenue-generating activities. Slingshot USA, LLC is a relatively new company that has required significant funding to get its operations off the ground. The Company's group holding companies, A2G Group of companies through Slingshot Productions Limited, has already invested $19.6 million in the project and committed an additional $11 million, alongside the $5.3 million and $1.4 million raised from Regulation CF and D crowdfunding, respectively. The Company has a binding subscription agreement to call up to an additional $10.6 million Preferred Unit from Slingshot Productions Limited. The total funding and pipeline funding amount to $50.4 million, with an additional $10.6 million required through crowdfunding or private investment to fully fund the Company up to the projected release of DAVID.

From a liquidity perspective, the Company has adequate funding to cover its operational and funding marketing expenses up until October 2024. However, it is important to note that the Company is still in the pre-revenue phase and is not expected to earn significant revenue until August 2025, when the movie is released. Therefore, the Company may require additional funding to cover any unforeseen expenses that may arise before it starts generating revenue.

From a capital resources perspective, the Company has a binding subscription agreement to call up to $10.6 million Preferred Unit from Slingshot Productions Limited, which provides it with some financial flexibility to bridge the gap between funding and the $61 million required. Additionally, the Company has received significant investment commitments from various sources, including the A2G Group of companies, Angel, and Winsome Truth Incorporated. This suggests that investors are confident in the Company's ability to produce a successful movie and generate significant revenue in the future. We may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding or seek other debt financing in order to fund the development of *David*. We may also consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our then existing members. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

We may not generate sufficient cash flow to make distributions to you.

There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

The Company issued Preferred Units to Slingshot Productions Limited.

In addition to owning 50% of the Common Units of the Company, the Company also issued 19,600,000 Preferred Units to Slingshot Productions Limited as consideration for production costs previously incurred by Slingshot Productions Limited in connection with the creation and production of the *David* demo. Slingshot Productions Limited will be entitled to distributions of profits (to the extent the Company has generated sufficient cash flow) on equal footing with investors that purchased the Preferred Units as part of the Reg CF fundraising.

OWNERSHIP AND CAPITAL STRUCTURE

COMMON AND PREFERRED UNITS

The Company has issued two types of limited liability company units, namely Common and Preferred. "Unit" means a portion of the Membership Interests of the Company, including any Common Units and Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unit holders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference to the vote of the Members or a Majority vote excludes the Preferred Unit holders, (b) the Preferred Units include a right to preferred distributions

and (c) the Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202.

Prior to making any distributions to the Common Unit holders, the Company shall first make distributions to the Preferred Unit holders until they have received a cumulative return of one hundred twenty percent (120%) of their initial capital contribution. Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

Common and preferred unit par values and units authorized, issued, and outstanding are reported in the following table;

	Par value	Authorized	Units issued and outstanding	
			December 31, 2022	December 31, 2021
Common units	$0.00	70,000,000	50,400,000	50,400,000
Preferred units	$0.00	60,000,000	27,134,404	19,600,000

Slingshot Productions Limited owns 50% of the Common Units and $19.6 million Preferred Units issued by Slingshot USA, LLC. Slingshot Productions Limited is part of the A2G Group of companies, with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the A2G Managers Trust's beneficiaries. As one of the David movie demo creators, Osment Philip Cunningham is the ultimate beneficial owner of The Gideon Trust, which owns 50% of the Company's voting rights.

INDEBTNESS

The Company signed an interest-free loan and security agreement effective October 18, 2021, with Angel Studios, Inc., a Delaware corporation, for up to a maximum of $1,000,000. The loan is repayable within seven months of the effective date and is exclusively to fund the digital ad-buying for Regulation crowdfunding. On December 31, 2021, the Company utilized $688,080 of the facility, which was fully repaid during 2022. Unissued Preferred Units secured the loan.

The Company signed an interest-free loan and security agreement effective February 17, 2022, with Angel Studios, Inc., a Delaware corporation, for up to a maximum of $5,000,000. The loan is repayable within twelve months of the effective date and is exclusively to fund the digital ad-buying for Regulation crowdfunding. On December 31, 2022, the Company utilized $ 897,198 of the facility, which was fully repaid after December 31, 2022. Unissued Preferred Units secured the loan.

PREVIOUS EXEMPT OFFERINGS

The Company effectuated a Regulation crowdfunding offering in December 2021, which ended in December of 2021 and finished closing in March 2022 for USD 4.961million.

On January 27, 2022 the Company issued 9,923 Preferred Units to Harmon Brothers LLC and 248,071 Preferred Units to VAS Portal, LLC, in line with fundraising agreements entered into.

During 2022 the Company raised $1.412 million through Regulation D and launched a Regulation A+ crowdfunding and raised $1.127 million. The Reg A+ is approved up to December 31, 2023.

Up to March 30, 2023 $13.598 million has been received through Reg A+, which includes an $11 million investment from Slingshot Productions Limited. The Company approved 2,200,000 warrants at $0.01 for the benefit of Slingshot Productions Limited, which can be exercised after 6 months.

Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table after considering the transactions in the preceding paragraph:

	Par value	Issue value	Authorized	Units Issued and outstanding	Issued and outstanding
Common Units	$0.00	$1.00	70,000,000	50,400,000	$-
Preferred Units	$0.00		60,000,000	37,111,015	39,830,709
Slingshot Productions Limited		$1.00		19,600,000	19,600,000
Reg CF		$1.00		5,219,736	5,219,736
Reg D		$1.00		1,412,500	1,412,500
Reg A+		$1.25			
Round 1				902,168	1,127,710
Round 2				259,517	324,396
Round 3				185,917	232,396
Round 4				8,800,000	$11,000,000
Round 5				731, 177	913,971

Warrants authorised, issued and outstanding are reported in the following table after considering the transactions in the preceding paragraphs:

	Issue date	Earliest exercise date	Exercise price	Warrants Issued and outstanding	Issued and outstanding
Warrants	March 8, 2023	September 8, 2023	$0.01	2,200,000	$22,000

COMPANY TRANSACTIONS

Transaction since inception date, September 14, 2021, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Reg CF during the preceding 12 months period in which any of the following persons had or is to have a direct or indirect material interest:
- Any director or officer of the issuer
- Any person who is, as of the end of the last year, a beneficial owner of 20 percent or more of the issuer's outstanding voting equity, calculated on the basis of voting power
- Any member of the family of any of the last two categories of people (children, stepchildren, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, MIL, FIL, SIL, DIL, BIL, SIL, including adoptive relationships)

Acquisition of intangible assets

At the creation of the Company, it purchased intangible assets from its parent company, Slingshot Productions Limited. In return, the Company issued Common and Preferred units. Slingshot Productions Limited and the Company are related parties, and based on the circumstances the Company recorded the intangible assets and film cost acquired at the carry-over cost values of $0 and $19,600,000, respectively.

Amount due to parent company

The Company signed a service level agreement with A2G Managers Limited and Slingshot Productions Limited, which are part of the A2G Group of companies with the A2G Managers Trust as the sole ultimate holding entity. Continuum Fiduciary Ltd is the trustee, and Sanet Kritzinger and Frederik Kritzinger are the A2G Managers Trust's beneficiaries. Slingshot Productions Limited owns 50% of the Company's voting rights, and Sanet Kritzinger is appointed to the Company's Board of Managers.

An amount of $193,431 and $235,238 is due to the Company's parent company, Slingshot Productions Limited, for accounting and administrative support services as well as expenses borne on behalf of the Company as of December 31, 2022 and 2021, respectively.

Amount due to a related company

An amount of $700,000 and $2,500,000 is due to a related company, Miombo Enterprises (Pty) Ltd, as of December 31, 2022, and December 31, 2021, respectively. These amounts represent the net amount due for the production of the Young DAVID short, which is a 5-minute short animation that will be premiered before the release of the DAVID movie, and amounts prepaid for the production of the DAVID movie.

An amount of $12,500 is due to a Manager of the Company for services delivered for the year ending 2022.

The amounts are disclosed as follows on the balance sheet:

	December 31, 2022	December 31, 2021
Current accounts payable to a related party	$ 712,500	$ 2,200,000
Non-current accounts payable to a related party	-	300,000
Total	**$ 712,500**	**$ 2,500,000**

Production contract

The Company is under contract with Miombo Enterprises (Pty) Ltd t/a Sunrise Productions ("Sunrise"), a related party and a computer animation studio based in Cape Town, South Africa, with respect to the development and creation of DAVID. Osment Philip Cunningham is the co-owner of Sunrise, a member of the Company's Board of Managers, and the ultimate beneficial owner of The Gideon Trust, which owns 50% of the Company's voting rights.

Subscription Agreements

The Company has entered into a legally binding subscription agreement (entered March 2023) with Slingshot Productions Limited, pursuant to which it has the option to call up to $10.6 million of Preferred Units from Slingshot Productions Limited. Furthermore, Slingshot Productions Limited has invested $11 million in the Company through its Reg A+ offering through another subscription agreement (entered in March 2023), approximately $3 million of which was received by the Slingshot USA, LLC in March 2023, and the Company issued (in March 2023) 2.2 million warrants for preferred units to Slingshot Productions Limited with an exercise price of $0.01 and exercisable within 6 months of issuance.

The issuer has not previously failed to comply with ongoing reporting requirements.

ATTACHMENT A (FINANCIAL REPORT)

Slingshot USA, LLC
A Delaware Limited Liability Company

Financial Statements and Independent Auditor's Report
December 31, 2022, and 2021

Slingshot USA, LLC

TABLE OF CONTENTS



Independent Auditors' Report

INDEPENDENT AUDITOR'S REPORT

To Management and Members of Slingshot USA, LLC

Opinion

We have audited the accompanying financial statements of Slingshot USA, LLC (the Company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operation, statements of changes in members' equity, and statements of cash flows for the year ended December 31, 2022 and the period from September 14, 2021 (inception) to December 31, 2021, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022, and the period from September 14, 2021 (inception) to December 31, 2021 in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditors' Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with US GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audits.

/s/ Tanner LLC
Lehi, Utah
April 28, 2023

3300 N. Triumph Blvd., Suite 410, Lehi, UT 84043

Slingshot USA, LLC
Balance Sheets
As of December 31, 2022, and 2021

	Notes	As of December 31, 2022		As of December 31, 2021
ASSETS				
Current assets:				
Cash		$ 2,345,593	$	11,215
Accounts receivable		700,000		2,200,000
Subscription receivable		500,000		-
Prepaid expenses and other		34,411		-
Total current assets		3,580,004		2,211,215
Non-current assets:				
Accounts receivable		-		300,000
Investments in production, net	6	22,454,248		19,600,000
Total non-current assets		22,454,248		19,900,000
TOTAL ASSETS		$ 26,034,252	$	22,111,215
LIABILITIES AND MEMBERS' EQUITY				
Current liabilities:				
Trade and other payables		$ 36,656	$	163,210
Accounts payable to a related party	5	712,500		2,200,000
Accounts payable to parent company	5	193,431		235,238
Short-term loan	7	897,198		688,080
Total current liabilities		1,839,785		3,286,528
Long-term liabilities:				
Accounts payable to a related party	5	-		300,000
Total long-term liabilities		-		300,000
Total liabilities		1,839,785		3,586,528
Members' equity:				
Common units, no par, 70,000,000 authorized, 50,400,000 issued and outstanding at December 31, 2022, and 2021	4,9	-		-
Preferred Units, no par, 60,000,000 authorized, 27,134,404 and 19,600,000 issued and outstanding, at December 31, 2022, and December 31, 2021, respectively	4,9	26,754,131		19,600,000
Accumulated deficit		-2,559,664		-1,075,313
Total members' equity		24,194,467		18,524,687
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 26,034,252	$	22,111,215

See the accompanying notes, which are an integral part of these financial statements.

Slingshot USA, LLC
Statements of Operations
For the years ended December 31, 2022, and the period from September 14, 2021 (inception) to December 31, 2021

	Note	For the year ended December 31, 2022	For the period ended December 31, 2021
Revenue		$ -	$ -
Costs of net revenues		-	-
Gross profit		-	-
Operating expenses:			
Advertising		973,043	844,080
Bank service charges		522	206
Insurance expense		6,133	10,646
Professional fees		504,353	220,381
Total operating expenses		1,484,051	1,075,313
Loss from operations before taxation		-1,484,051	-1,075,313
Income tax provision	8	300	-
Net loss		$ -1,484,351	$ -1,075,313

See the accompanying notes, which are an integral part of these financial statements.

Slingshot USA, LLC
Statements of Changes in Members' Equity
For the year ended December 31, 2022, and the period from September 14, 2021 (inception) to December 31, 2021

	Note	Common Units		Preferred Units		Accumulated Deficit	Total Members' Equity
		Number of Shares	Amount	Number of Shares	Amount		
Balance at September 14, 2021		-	$ -	-	$ -	$ -	$ -
Common units' issuances:							
No par, $1 issue	6	50,400,000	-	-	-	-	-
Preferred units' issuances:							
No par, $1 issue		-	-	19,600,000	19,600,000	-	19,600,000
Net loss		-	-	-	-	-1,075,313	-1,075,313
Balance at December 31, 2021		50,400,000	$ -	19,600,000	$ 19,600,000	$ -1,075,313	$ 18,524,687
Preferred unit issuances:							
Regulation CF - No par, $1 issue		-	-	5,219,736	5,219,736	-	5,219,736
Regulation D – No par, $1 issue		-	-	1,400,000	1,400,000	-	1,400,000
Regulation A+ - No par, $1,25 issue		-	-	902,168	1,127,709	-	1,127,709
Offering costs		-	-	-	-605,814	-	-605,814
Stock-based compensation		-	-	12,500	12,500	-	12,500
Net loss		-	-	-	-	-1,484,351	-1,484,351
Balance at December 31, 2022		50,400,000	$ -	27,134,404	$ 26,754,131	$ -2,599,664	$ 24,194,467

See the accompanying notes, which are an integral part of these financial statements.

Slingshot USA, LLC
Statements of Cash Flows
For the year ended December 31, 2022, and the period from September 14, 2021 (inception) to December 31, 2021

	For the year ended December 31, 2022	For the period ended December 31, 2021
Cash flows from operating activities		
Net loss	$ -1,484,351	$ -1,075,313
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	12,500	-
Changes in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	1,800,000	-2,500,000
(Increase)/decrease in subscription receivable	-500,000	-
(Increase)/decrease in prepaid expenses and other	-34,411	-
Increase/(decrease) in trade and other payables	-126,554	163,210
Increase/(decrease) in payables to a related party	-1,787,500	2,500,000
Increase/(decrease) in payables to parent company	-41,807	235,238
Net cash used in operating activities	-2,162,123	-676,865
Cash flows from investing activities		
Investments in productions	-2,854,248	-
Net cash provided by (used in) investing activities	-2,854,248	-
Cash flows from financing activities		
Proceeds from issuance of preferred units, net of offering costs	7,141,631	-
Proceeds from short-term loan	897,198	688,080
Repayment of short-term loan	-688,080	-
Net cash provided by financing activities	7,350,749	688,080
Net change in cash	2,334,378	11,215
Cash at beginning of period	11,215	-
Cash at end of period	$ 2,345,593	$ 11,215
Disclosure of non-cash investing and financing activities		
Issuance of preferred units for production cost	$ -	$ 19,600,000
Issuance of common units for intangible assets	$ -	$ -

See the accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Slingshot USA, LLC (the "Company") is a limited liability company organized in the state of Delaware on September 14, 2021, and made the Federal tax election to be taxed as a C corporation. The Company is co-owned by Slingshot Productions Limited and The Gideon Trust and does not have a finite life. Member liabilities are limited to the amount of equity contributions. All currency is reported in USD.

Slingshot USA, LLC was formed to produce a feature-length animated film based on the biblical story of DAVID. The objective is to make the movie to be as factually accurate as possible and simultaneously to make a movie that delights and entertains a wide global audience while delivering a powerful spiritual impact and providing a glimpse of God's heart. Our writers and directors have primarily referenced the NIV Bible to formulate accurate details of DAVID for the film. We have also built a Biblical Advisory Council that includes well-respected Evangelical theologians and Bible teachers, as well as a Jewish Rabbi based in Israel and a scholar of the original text, and has been really helpful in understanding the context of DAVID's time and culture.

A demo was created of DAVID, which is not part of the movie but was created to showcase the quality of the film that can be expected. The Demo is used for advertising and proof of concept when raising funds for the movie's production.

The filmmaking process starts with an idea. Successful ideas are generally written up as a treatment (or story description) and then proceed to a screenplay, followed by the storyboarding process, and finally into the production process. Excluding the script and early development phase, the production process, from storyboarding to filming out the final image, for a full-length feature film can take approximately three to four years.

The Company is under contract with Miombo Enterprises (Pty) Ltd t/a Sunrise Productions ("Sunrise"), a related party and a computer animation studio based in Cape Town, South Africa, for the development and creation of DAVID. We have commissioned Sunrise to employ a small collaborative team responsible for preparing storylines and ideas for the initial stages of development. Through a system of creative development controls, the team ensures that ideas follow the best creative path within the desired budget and schedule parameters. The project's complexity, background environments, characters, and elements in a project create a very intricate and time-consuming process.

The development phase generally consists of a story and visual development. In the pre-production phase, the script and story are further developed and refined before most of the film crew commences work on the project. The following production phase can last up to two years and involves the most significant number of staff. Finally, in the post-production phase, the core visuals and dialogue are in place, and we add essential elements such as sound effects and the music/score.

The Company's activities since inception have consisted of formation activities; research and development; raising capital; business development; developing, financing, producing, and marketing for principal operations.

NOTE 2: LIQUIDITY

The going concern concept is a fundamental accounting assumption that assumes a company will continue its operations for the foreseeable future. In accordance with U.S. generally accepted accounting standards (US GAAP), the financial statements are prepared under the assumption that the entity will continue as a going concern unless management intends to liquidate the entity or cease operations or there is substantial doubt about the entity's ability to continue as a going concern.

The Company was registered on September 14, 2021, and the Company is in the process of producing the DAVID movie. The Company requires funding for operational, production, and advertising costs, collectively called the "Running cost," until the DAVID movie is released and generates revenue. The movie's release is planned for August 2025, and management estimates the total running cost to be $61 million, $35 million of which remains to be incurred as of December 31, 2022. Further, the Company has sustained recurring losses and has experienced negative cash flows from operating activities.

Although production costs can be delayed to ensure the Company will continue as a going concern (based on the Company's cash resources available as of the date the financial statements were available to be issued), the Company plans to incur $24 million of production costs from January 1, 2023 through April 30, 2024. On March 23, 2023, the Company received approximately $3 million of a $11 million subscription agreement from its parent company, which subscription agreement was entered subsequent to December 31, 2022. Management believes the remaining firm commitment pursuant to this subscription agreement, and an additional subscription agreement of $10.6 million, along with the Company's existing cash resources, are sufficient to fund planned production costs through at least April 30, 2024.

The Company must find funding for the remaining $10.6 million of Running cost not yet funded. There can be no assurance as to the availability or terms upon which such financing and capital might be available.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are presented in accordance with US GAAP.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash and cash equivalents consist of cash at the bank.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined based on loss experience, known and inherent risk in the account balance, and current economic conditions. No allowances for doubtful accounts were established as of December 31, 2022, and 2021.

Subscription Receivable

The Company records unit issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to issuing financial statements at a reporting date in satisfaction with the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to members' equity on the balance sheet. The Company's subscription receivable as of December 31, 2022 was collected in cash on January 12, 2023.

Investments in Production

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), filmed entertainment costs include capitalized production costs, development costs, overhead, and capitalized interest costs, net of any amounts received from outside investors.

Capitalized film and television series/specials production costs are amortized. Participations and residuals are accrued and included in costs of revenues in the proportion that a title's current revenue bears to its "Ultimate Revenue" per the individual- film-forecast-computation method. Therefore, the amount of capitalized production costs amortized each period will depend on the ratio of Current Revenue to Ultimate Revenue for each film or television series/special for such period. The Company makes certain estimates and judgments of Ultimate Revenue to be recognized for each film or television series/special based on information received from our distributors or operating/strategic partners, our knowledge of the industry, as well as our production teams' historical experience. The factors that we consider in estimating Ultimate Revenue include the perceived likeability of a title, actual performance (when available) at the box office or in markets currently being exploited, the title's release dates in each market, as well as consideration of other competitive titles releasing during the same timeframe and general economic conditions.

Ultimate Revenue includes estimates of revenue that will be earned over a period of, at most, ten years from the initial release date. Our estimates of Ultimate Revenue factor in a title's actual performance in each market (e.g., theatrical, home entertainment, consumer products), remaining markets (and territories) in which the title has yet to be released, additional developments related to new contracts for other distribution windows (e.g., on-demand, pay television, digital, etc.) and consumer product licensing opportunities. Due to the nature of our primary distribution arrangements, a portion of our estimate of future revenues is known to the Company, even though they have yet to be recognized in our financial results. Similarly, as a result of fixed arrangements and minimum guarantees that we have in place for television distribution and consumer products licensing arrangements, other revenue streams are essentially known to the Company even though they have yet to be recognized in our financial results. Depending upon where a specific film is within its lifetime release cycle, the amount of actual performance and estimates of revenues expected to be earned in future release markets vary. Before a title's initial release in its primary market, which for our feature films is intended for the worldwide theatrical market, there is inherent uncertainty about its performance due to its dependency on audience acceptance. Once released into its initial primary market, the Company's estimates of a title's performance in subsequent markets are further refined as the Company can obtain and analyze the impact of that title's initial performance on remaining estimates of Ultimate Revenue and future net cash flows.

Estimates of Ultimate Revenue (and anticipated participation and residual costs) are reviewed periodically in the ordinary business course and revised as necessary. A change in any given period to the estimate of Ultimate Revenues for an individual title will result in an increase or decrease in the percentage of amortization of capitalized production costs (and accrued participation and residual costs) recognized in that period. Depending on the performance of a title, significant changes to future Ultimate Revenue may occur, which could result in substantial changes to the amount of amortization of the capitalized production costs. An increase in the estimate of Ultimate Revenues will lower the percentage rate of amortization. Conversely, a decrease in the estimation of Ultimate Revenues will raise the percentage rate of amortization. In addition to evaluating estimates of Ultimate Revenue, in estimating a film's performance, the Company also considers other factors that may indicate that a title's carrying value is impaired.

For example, the Company considers substantial delays in a title's completion or release schedule, significant costs incurred over those originally forecasted, or significant underperformance in a particular market as possible indicators that a title's carrying value may be impaired, which may require a significant downward change in the estimate of a title's Ultimate Revenues. Suppose any one or a combination of these performance-related factors leads to a material change to our assessment of the recoverability of a title's carrying value. In that case, we evaluate the title's then-capitalized production costs for possible impairment by calculating the fair value of its capitalized costs (which is calculated using the net present value of the estimated remaining net cash flows to be generated for the title being evaluated). The Company derives these fair value measurements based on our assumptions about how market participants would price the asset. Due to the nature of these assets, market data for similar assets are unavailable.

Key assumptions used in such fair value measurements include: (1) the discount rate applied to future cash flow streams, which is based on a risk-free rate plus a risk premium representing the risk associated with the type of property being exploited, (2) the performance in markets not yet released and (3) the number of years over which we estimate future net cash flows. If we determine that a title's current carrying value (unamortized capitalized production costs) is greater than its fair value, then the title will be written down to fair value, and the write-off will be recorded as an impairment charge.

For feature films, the uncertainty around the estimates of net cash flows is reduced after a film's initial theatrical release as the level of predictability becomes higher. Thus, to the extent that we record a material impairment charge, it generally occurs in the quarter of a film's initial theatrical release.

Furthermore, a title's exposure to a material impairment charge generally declines over time (and most dramatically after a title's worldwide theatrical release) as the majority of a title's film costs are typically amortized within the first three years from initial release (approximately 50% and 80% within the first 12 months and three years, respectively).

After a film's initial worldwide theatrical release, the Company may observe indicators of impairment, such as lower-than-expected performance in home entertainment and other post-theatrical markets, which result in a reduction in our estimate of a film's Ultimate Revenues and may result in an impairment of the movie in periods following its initial theatrical release.

The Company may also record a write-down of capitalized production costs for an unreleased film if our estimate of Ultimate Revenues for such an unreleased title indicates that the capitalized production costs may not be recoverable. In such instances, the Company evaluates the title for impairment (as previously described), which could result in a pre-release write-down of the capitalized production costs.

As it relates to titles that have been impaired, additional impairments may be subsequently recorded if the uncertain components of our future revenues associated with those titles (e.g., those related to home entertainment sales) do not materialize as currently expected.

No reductions or impairments were recorded for the year ended December 31, 2022, and period ended December 31, 2021.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices, such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows, or similar techniques, and at least one significant model assumption or input is unobservable. The carrying amounts reported in the balance sheets approximate fair value.

Concentrations of Credit Risks

- Cash

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2022, all of the Company's cash and cash equivalents were deposited in a single financial institution with the majority of the cash and cash equivalents exceeding the FDIC insurance limit.

- Distribution and servicing arrangements

Angel Studios, Inc has been engaged as DAVID's exclusive worldwide distributor. The Company and Angel Studios have agreed to collaborate and mutually agree on marketing strategy, and Angel Studios agreed to fund the marketing budget up to 50% of production costs. The key terms of the distribution agreement are:
- From the first dollar earned, 9% will be paid to the Company's Torch Creation Fund, and Angel will hold 6% to cover Operations & Development Fee ("O&D") cost. This 15% combined fee will continue to be paid until the Opportunity Cost Corridor ("OCC") is reached (see below).
- The 85% revenue balance will be dedicated to recouping all Permitted Distribution and Marketing Expenses.
- After all Permitted Distribution and Marketing Expenses are recouped, the 85% balance will be paid to the Company until Production Costs have been recouped.
- After that, the OCC will commence (and the O&D Fee and Torch Creation Fund will cease). During the OCC, Angel will receive 60% of the net revenue until it has received 27.33% of the Production Cost paid to the Company. The 40% revenue balance will be paid to the Company throughout the OCC.
- Finally, after the OCC ends, the Company will receive 66.67% of further net revenue, except for revenue earned through distribution via the Angel App. The Company will be paid 56.67% of any revenue derived from the Angel App, plus an additional Bonus of approximately 10%. However, it may be higher or lower, subject to the performance of the content on the App.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $0 for the years ended December 31, 2022 and 2021. Revenue attributable to the Company's projects will be recognized over multiple months or years.

Unit-Based Compensation

The Company measures unit-based awards at grant-date fair value and recognizes employee and consultant compensation expenses on a straight-line basis over the award's vesting period. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's preferred units.

Offering Costs

The Company records offering costs in accordance with FASB ASC 340-10-S99-1. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company accounts for income taxes per the Income Taxes Topic of the FASB Accounting Standards Codification (ASC Topic 740), which requires, among other things, the separate recognition of deferred tax assets and deferred tax liabilities. Such deferred tax assets and deferred tax liabilities represent the tax effect of temporary differences between financial reporting and tax reporting measured at enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances, if any, are recorded to reduce deferred tax assets to the amount considered more-likely-than-not to be realized. ASC Topic 740 requires that the Company recognize only the impact of tax positions that, based on their technical merits, are more likely than not to be sustained upon an audit by the taxing authority.

The determination of the Company's provision for income taxes, including the Company's effective tax rate and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations, and strategies, including the determination of deferred tax assets and liabilities and any estimated valuation allowances the Company deems necessary to value deferred tax assets.

The Company's judgments and tax strategies are subject to audit by various taxing authorities. While the Company believes it has provided adequate for any uncertain income tax positions in our financial statements, adverse determinations by taxing authorities could have a material negative effect on our financial condition, results of operations, or cash flows.

NOTE 4: MEMBERS' EQUITY

The Company has issued two types of units, namely Common and Preferred. "Unit" means a portion of the Company's Membership Interests, including any Common and Preferred Units. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unitholders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference to the vote of the Members or a Majority vote excludes the Preferred Unit holders, (b) the Preferred Units include a right to Preferred distributions as explained below, and (c) the Preferred Units only contain a certain right to information as required to be filed annually according to 17 CFR 227.202.

Before making any distributions to the Common Unitholders, the Company shall first distribute to the Preferred Unit holders until they receive a cumulative return of one hundred twenty percent (120%) of their initial capital contribution. Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

In March 2022, the Company completed an equity offering through Regulation crowdfunding and raised gross proceeds of $5,219,736 for the issuance of 5,219,736 units of Preferred Units. The offering price for this offering was $1.00 per unit.

During the 2022 financial year, the Company completed Regulation D equity raises, providing gross proceeds of $1,400,000 for the issuance of 1,400,000 units of Preferred Units. The offering price for these offerings was $1.00 per unit.

The Company had a Regulation A funding round open during the year ended December 31, 2022. During that period, investors could purchase Preferred Units at a unit price of $1.25, and the Company raised gross proceeds of $1,127,710.

For the active rounds as of December 31, 2021, and 2022, investors had the opportunity to earn rewards (e.g., signed film poster, signed script, behind-the-scenes book, limited edition canvas, etc.) based on the amount of money they invested.

As of December 31, 2022, the total reward value owed for the units sold in the year was estimated at $20,000 and a liability was recorded in accrued expenses in the balance sheet as of December 31, 2022, and as a reduction to members' equity for the year ended December 31, 2022.

Common and Preferred Unit par values and units authorized, issued, and outstanding are reported in the following table;

	Par value	Authorized	Units issued and outstanding December 31, 2022	December 31, 2021
Common units	$0.00	70,000,000	50,400,000	50,400,000
Preferred units	$0.00	60,000,000	27,134,404	19,600,000

NOTE 5: RELATED PARTY TRANSACTIONS

Acquisition of intangible assets

Upon creation of the Company, intangible assets were purchased from its parent company, Slingshot Productions Limited. In return, the Company issued Common and Preferred units. Slingshot Productions Limited and the Company are related parties. Based on the circumstances, the Company recorded the intangible assets and film cost acquired at the carry-over cost values of $0 and $19,600,000, respectively. Refer to note 6 for additional information.

Amount due to parent company

An amount of $193,431 and $ 235,238 is due to the Company's parent company, Slingshot Productions Limited, for accounting and administrative support services as well as expenses borne on behalf of the Company as of December 31, 2022 and 2021, respectively.

Amount due to a related company

An amount of $700,000 and $2,500,000 is due to a related company, Miombo Enterprises (Pty) Ltd, as of December 31, 2022, and December 31, 2021, respectively. These amounts represent the net amount due for the production of the Young DAVID short, which is a 5-minute short animation that will be premiered before the release of the DAVID movie, and amounts prepaid for the production of the DAVID movie.

An amount of $12,500 is due to a Manager of the Company for services delivered during 2022.
The amounts are disclosed as follows on the balance sheet:

	December 31, 2022	December 31, 2021
Current accounts payable to a related party	$ 712,500	$ 2,200,000
Non-current accounts payable to a related party	-	300,000
Total	**$ 712,500**	**$ 2,500,000**

NOTE 6: INVESTMENTS IN PRODUCTION

Slingshot Productions Limited is the Company's parent company, and therefore is a related party. The Company accounted for the 2021 issuance of Preferred Units for film costs at the cost basis of the film costs of $19,600,000. Additional intangible assets, including intellectual property, production art collection, video and audiovisual material, and distribution agreement, were also sold by Slingshot Productions Limited to the Company and recorded in the financial statements at $0, being the carry-over cost basis. Management believes the tax basis for the film cost and intangible assets acquired is $70,000,000.

The film costs were acquired in 2021 from Slingshot Productions Limited for 19,600,000 Preferred Units, and the other intangible assets were received in return for 50,400,000 Common Units.

The Company will begin amortizing film costs once the production phase of the movie concludes and the Company begins recognizing revenue. The Company expects to record amortization over the next five years as follows:

Year ending December 31,	
2023	$ -
2024	-
2025	19,584,420
2026	1,450,838
2027	608,251

NOTE 7: FINANCING ARRANGEMENTS

The Company signed an interest-free loan and security agreement effective October 18, 2021, with Angel Studios, Inc., a Delaware corporation, for up to a maximum of $1,000,000. The loan was repayable within seven months of the effective date and is exclusively to fund the digital ad-buying for Regulation crowdfunding. On December 31, 2021, the Company utilized $688,080 of the facility, which was fully repaid during 2022.

The Company signed an interest-free loan and security agreement effective February 17, 2022, with Angel Studios, Inc., a Delaware corporation, for up to a maximum of $5,000,000. The loan is repayable within twelve months of the effective date and is exclusively to fund the digital ad-buying for Regulation crowdfunding. On December 31, 2022, the Company utilized $ 897,198 of the facility, which was fully repaid after December 31, 2022. Unissued Preferred Units secured the loan.

NOTE 8: INCOME TAXES

	December 31, 2022	December 31, 2021
Delaware franchise tax	$ 300	$ -

Net deferred tax assets consist of the following components:

	December 31, 2022	December 31, 2021
Net operating losses	$ 546,234	$ 225,816
Less valuation allowance	-546,234	-225,816
Net deferred tax assets/(liabilities)	$ -	$ -

The following table reconciles the US statutory tax rate to the effective income tax rate for the year ended December 31, 2022, and 2021:

	December 31, 2022	December 31, 2021
US statutory tax rate	21%	21%
Change in the valuation allowance	-21%	-21%
Effective rate	-	-

As of December 31, 2022, and December 31, 2021, the Company had federal net operating losses carryforwards of $2,601,113 and $1,075,313, respectively, which can be carried forward indefinitely but are subject to an 80% use limitation annually.

The Company evaluates all available evidence to assess whether a valuation allowance is necessary to reduce its deferred tax assets. In both 2022 and 2021, due to operating losses incurred and uncertainty surrounding the Company's ability to secure funding for the completion of its movie production and the uncertainty surrounding the success of the Company's first-time production, a total valuation allowance was recorded against net deferred tax assets as of December 31, 2022, and December 31, 2021. Management could not determine with sufficient certainty that the deferred tax assets would be realized.

The Company files federal and state income tax returns in various jurisdictions with different statute limitations. As of December 31, 2022, the Company's 2022 and 2021 tax years were still subject to examination, but no tax returns were under audit.

The Company complies with the provisions of ASC Topic 740, which addresses accounting for uncertainty in tax positions. The guidelines require the impact of a tax position to be acknowledged in the financial statements if that position is more likely than not to be sustained on an audit based on the technical merits of the position. The Company includes any interest and penalties associated with unrecognized tax benefits within the provision for income taxes. The Company did not record any liability for unrecognized tax benefits for the years ended December 31, 2022, and December 31, 2021. The Company does not anticipate a significant change in its liability for unrecognized tax benefits over the next twelve months.

NOTE 9: SUBSEQUENT EVENTS

Management evaluated subsequent events through April 30, 2023, when the financial statements were available to be issued. The Company successfully launched its Regulation A+ crowdfunding campaign, which was approved through December 31, 2023. To date, $13,598,474 has been received through Reg A+, which includes an $11 million subscription agreement from Slingshot Productions Limited (the Company's parent company). Approximately $3,030,000 of the $11 million subscription has been received by the Company in March 2023. The Company also issued Slingshot Productions Limited 2,200,000 warrants at an exercise price of $0.01 per preferred unit, which can be exercised on September 8, 2023.

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